Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Suite 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

May 7, 2025

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (the “Trust”)
File Nos.: 333-200168 and 811-23011

Dear Mr. Greenspan:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to Faegre Drinker Biddle & Reath LLP on March 28, 2025 regarding the Trust’s post-effective amendment (“PEA”) No. 54 to its registration statement on Form N-1A. PEA No. 54 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on January 31, 2025. The sole purpose of PEA No. 54 was to register a new series of the Trust: Twin Oak Enhanced Credit ETF (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 53. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS

Summary Section - Fees and Expenses

1.	Comment: Please confirm whether the Fund will be subject to an expense reimbursement or fee waiver arrangement.

Response: The Trust supplementally confirms that that the Fund will be subject to an expense limitation agreement, and notes that corresponding disclosure has been added to the Amended Registration Statement. The Trust will file the related expense limitation agreement as an exhibit to the Amended Registration Statement. An updated fees and expenses table is included below.

Annual Fund Operating Expenses (expenses that you may pay each year as a percentage of the value of your investment):

Management Fees	0.99%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.19%
Fee Waivers and/or Expense Reimbursements(3)	0.29%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursement	0.90%

(1)	“Other Expenses” are estimated for the current fiscal year.
(2)	"Acquired Fund Fees and Expenses" are estimated for the current fiscal year and are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange-traded funds. Total Annual Fund Operating Expenses may differ from the ratio of expenses to average net assets shown in the Financial Highlights, which does not include acquired fund fees and expenses because the Financial Highlights reflect the actual operating expenses of the Fund.
(3)	The RBB Fund Trust (the “Trust”) and Twin Oak ETF Company (“Twin Oak” or the “Adviser”), have entered into an expense limitation agreement under which the Adviser has agreed to waive management fees and/or pay Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (excluding Acquired Fund Fees and Expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) through the period ending December 31, 2026 do not exceed 0.70% of Shares. Under the agreement, the Adviser is entitled to be reimbursed by the Fund for any fees it waived and expenses it paid for a period of three years following the month of the fee waiver or payment, to the extent such reimbursement will not cause the Fund to exceed any applicable expense limit that was in place when the fees were waived or expenses paid. The expense limitation agreement may be terminated by the Board of Trustees of the Trust (the “Board” or “Trustees”) at any time and also will terminate automatically upon the expiration or termination of the Fund’s advisory contract with the Adviser.

2.	Comment: Please confirm whether the “Fees and Expenses” table should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Trust supplementally confirms that the Fund anticipates that its investment strategy will result in reportable AFFE, thereby meriting a line item in the fee table. The Trust has made this revision in the Amended Registration Statement as demonstrated in response to Comment #1.

3.	Comment: Supplementally, please identify the appropriate broad based securities market index against which the Fund will measure its performance.

Response: The Trust notes that the Fund intends to measure its performance against the Bloomberg U.S. Aggregate Bond Index.

Additional Information About the Fund

4.	Comment: Please revise the first sentence in the first paragraph of the “Policy Regarding Fund Names” section to clarify the Fund’s investment policy of investing at least 80% of its net assets in the type of securities suggested by the Fund’s name.

Response: The Trust has made the requested revision.

5.	Comment: Please ensure that each principal risk listed under “Additional Principal Risk Information” corresponds to the Fund’s principal investment strategies.

Response: The Trust will ensure that each principal risk under “Additional Principal Risk Information” corresponds to the Fund’s principal investment strategies.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1181.

Sincerely,

/s/ Robert Bullington
Robert Bullington

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